Robert S. McLean Vice President, General Counsel and Secretary robert.mclean@enproindustries.com

July 14, 2014

Via EDGAR

Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-4631

Re:	EnPro Industries, Inc.
Form 10-K
Filed February 25, 2014
File No. 001-31225

Dear Mr. O’Brien:

This letter responds to the comments on the Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the period ended March 31, 2014 of EnPro Industries, Inc. (the “Company”) provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter to the Company dated June 30, 2014. We have repeated your comments below in italics and have included our responses to each, as well as drafts illustrating additional disclosures that we propose to make in our future filings as requested in your letter.

Form 10-K for the year ended December 31, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Company response

As indicated above, the Company has included in this letter drafts illustrating additional disclosures that we propose to make in our future filings in response to the Staff’s comments.

5605 Carnegie Boulevard

Charlotte NC 28209-4674

Phone 704 731 1519

Fax 704 731 1511

www.enproindustries.com

Terence O’Brien

U.S. Securities and Exchange Commission

July 14, 2014

Management’s Discussion and Analysis, page 19

Results of Operations, page 22

2. We note your discussion of other expense, net on page 24. You state that “other expense, net in 2013 was $15.3 million compared to $9.9 million in 2012. The increase was due to higher environmental reserves ($5.1 million) and increased ACRP costs as activity in relation to GST’s asbestos liability estimation trial increased ($1.7 million), partially offset by lower discontinued operations expense ($3.0 million).” Please address the following:

•	Please disclose the nature of or define “ACRP costs;”

•	Please help us reconcile the $15.3 million and $9.9 million in annual expense for 2013 and 2012, respectively, with the statement of operations on page 49 which indicates that such amounts are $6.3 million and $1.2 million, respectively;

•	Please help us reconcile the components listed on page 24 with those of note 3 on pages 59 and 60. In this regard, the note indicates that the only components of other income (expense) for 2013 are restructuring costs, GST legal fees and environmental reserves. The discussion on page 24 does not mention restructuring costs or discontinued operations expense.

Company response:

As discussed in the “Investment in GST” section of Note 1 on page 56 and further in Note 18 on page 79, the historical business operations of Garlock Sealing Technologies LLC, and The Anchor Packing Company have resulted in a substantial volume of asbestos litigation. On June 5, 2010, these entities as well as Garrison Litigation Management Group, Ltd. filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. The filings were the initial step in a claims resolution process, which is ongoing. “ACRP” is an acronym which we use internally as well as in communications with investors that stands for the Asbestos Claims Resolution Process. The Staff is correct in noting it was inappropriately used in our Management’s Discussion and Analysis on page 24 without having been defined. We undertake to include a definition of that acronym in future filings if that term is used. “Discontinued operations expense” used in the context above represents retiree medical, life insurance, pension and other benefits given to certain employee groups of previously owned businesses. The disclosure in our Form 10-K should have read as follows (changes are indicated by underlining):

Other expense, net in 2013 was $15.3 million compared to $9.9 million in 2012. The increase was due to higher environmental reserves ($5.1 million) and increased legal and intercompany management fees as activity in relation to GST’s asbestos liability estimation trial increased ($1.7 million), partially offset by lower health-care and other benefits expense relating to previously owned businesses ($3.0 million).

Terence O’Brien

U.S. Securities and Exchange Commission

July 14, 2014

The captions used in Results of Operations table on page 23 and which are discussed in the 2013 Compared to 2012 and the 2012 Compared to 2011 sections on pages 23 through 26 reflect the way that management views and manages the Company. As such, we consider restructuring charges to be an integral part of Segment Profit. Conversely, there are other miscellaneous expenses including items such as retiree medical, life insurance, pension and other benefits given to certain employee groups of previously owned businesses, foreign exchange gains or losses on intercompany debt, intercompany management fees and bank fees that are either not associated with a particular segment or not considered part of administering the corporate headquarters. We include these in “Other expense, net” when discussing segment results, but they are included in Selling, general and administrative expenses in our Consolidated Statements of Operations.

Terence O’Brien

U.S. Securities and Exchange Commission

July 14, 2014

A reconciliation of the “other expenses” in the Consolidated Statements of Operations and the Results of Operations is presented below:

2013	Statement of Operations Classification (pg. 49)			Results of
	Other	Other		Operations
Expense Type	Operating	Non-Operating	S, G and A	“Other” (pg. 23)
Restructuring charges	$6.7	$—	$—		**
GST legal fees	2.4	—	—	$2.4
Environmental expense	—	6.3	—	6.3
Miscellaneous expenses	—	—	6.6	6.6

Total	$9.1	$6.3	N/A	$15.3

2012	Statement of Operations Classification (pg. 49)			Results of
	Other	Other		Operations
Expense Type	Operating	Non-Operating	S, G and A	“Other” (pg. 23)
Restructuring charges	$5.0	$—	$—		**
GST legal fees	1.5	—	—	$1.5
Environmental expense	—	1.2	—	1.2
Miscellaneous expenses	—	—	7.2	7.2

Total	$6.5	$1.2	N/A	$9.9

**	Restructuring charges are included as part of Segment Profit
N/A	This total is not applicable since the column is not purporting to include all items in selling, general and administrative expense.

Referring to the revised Form 10-K disclosure presented above, the $1.7 million increase in legal fees and intercompany management fees as activity in relation to GST’s asbestos liability estimation trial increased is comprised of a $0.9 million increase in GST legal fees ($2.4 million in 2013 versus $1.5 million in 2012 as shown in the tables above) in addition to a $0.8 million increase in intercompany management fees which is included in the change in the miscellaneous expenses rows in the tables above. The $3.0 million decrease in health-care and other benefits expense relating to previously owned businesses is also included in the change in miscellaneous expenses. In our disclosure above, we only addressed individual variances that exceeded $1 million.

Terence O’Brien

U.S. Securities and Exchange Commission

July 14, 2014

17. Business Segment Information, page 77

3. There appear to be separate presidents for seven business areas based on your disclosures on page 15. Please disclose how you determined your reportable segments, including if operating segments have been aggregated. Refer to ASC 280-10-50-21.

Company response:

We have six divisions. Three of them are aggregated into the Sealing Products segment, two are aggregated into the Engineered Products segment and one division comprises the Power Systems segment. We aggregate our six divisions into three reporting segments based on consideration of the following factors: economic similarity of the businesses, the nature of products sold or services provided, production processes, types of customers and distribution methods. There are two separate presidents listed on page 15 related to Garlock because Dale Herold at the time was the President of the Garlock division which includes all of the Garlock businesses, and Eric Vaillancourt was the President of Garlock Sealing Products, which is the largest component of the Garlock division. We included disclosures as to both Mr. Herold and Mr. Vaillancourt based on our determination that both are “executive officers” of the Company.

In future filings, we will add disclosure responsive to the Staff’s comment. For the Form 10-Q for the period ended March 31, 2014, such disclosure would have read as follows (changes are indicated by underlining):

We aggregate our operating businesses into three reportable segments. The factors considered in determining our reportable segments are the economic similarity of the businesses, the nature of products sold or services provided, production processes, types of customers and distribution methods. Our reportable segments are managed separately based on these differences.

Our Sealing Products segment designs, manufactures and sells sealing products, including: metallic, non-metallic and composite material gaskets, dynamic seals, compression packing, resilient metal seals, elastomeric seals, hydraulic components, expansion joints, heavy-duty truck wheel-end component systems including brake products, flange sealing and isolation products, pipeline casing spacers/isolators, casing end seals, modular sealing systems for sealing pipeline penetrations, hole forming products, manhole infiltration sealing systems, safety-related signage for pipelines, bellows and bellows assemblies, pedestals for semiconductor manufacturing, PTFE products, conveyor belting and sheeted rubber products.

Our Engineered Products segment includes operations that design, manufacture and sell self-lubricating, non-rolling, metal-polymer, solid polymer and filament wound bearing products, aluminum blocks for hydraulic applications, precision engineered components, and lubrication systems for reciprocating compressors and provides repair services for those compressors.

Terence O’Brien

U.S. Securities and Exchange Commission

July 14, 2014

Our Power Systems segment designs, manufactures, sells and services heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines.

Segment profit is total segment revenue reduced by operating expenses, restructuring and other costs identifiable with the segment. Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, gains and losses related to the sale of assets, impairments, and income taxes are not included in the computation of segment profit. The accounting policies of the reportable segments are the same as those for EnPro.

Form 10-Q for the Period Ended March 31, 2014

Liquidity and Capital Resources, page 27

4. We note that your debentures remain convertible by holders until June 30, 2014, and may be convertible thereafter if one or more of the conversion conditions is satisfied during future measurement periods. Upon a conversion, you are required to make a cash payment of up to $1,000 for each $1,000 in principal amount of debentures converted. Your disclosures on page 9 indicate that the aggregate principal amount outstanding as of March 31, 2014, was $116.4 million. We also note you entered into agreements in June 2014 to exchange approximately $41.6 million in aggregate principal for shares of common stock. Therefore, it appears the aggregate remaining principal is approximately $74.8 million. You had a borrowing availability of $78.8 million at March 31, 2014 under your credit facility; however, your disclosures on page 12 of your Form 10-K for the year ended December 31, 2013, indicate there may be limitations on your ability to use the facility to repay the debentures. We also note that you held no cash and cash equivalents in the United States and your intent is to permanently reinvest any funds outside the United States. In this regard, please expand your disclosures to address the sufficiency of your current sources of liquidity to meet your liquidity needs, including the cash that would be required to be paid upon conversion of the debentures. Refer to Items 303(a)(1) and (2) of Regulation S-K.

Company response:

We undertake to include disclosures responsive to the Staff’s comment in future Form 10-K and Form 10-Q filings. We have set forth below a draft of disclosures with respect to cash and cash equivalents and the convertible debentures that we intend to include in our Form 10-Q for the period ended June 30, 2014 to address the Staff’s comment (the added disclosures are indicated by underlining):

Terence O’Brien

U.S. Securities and Exchange Commission

July 14, 2014

As of June 30, 2014, we held no cash and cash equivalents in the United States and approximately $65 million in cash and cash equivalents outside of the United States. If the funds held outside the United States were needed for our operations in the U.S., we have several methods to repatriate, including repayment of intercompany loans or distributions of previously taxed income. Other distributions may require us to incur U.S. or foreign taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate cash to fund our U.S. operations.

* * *

Convertible Debentures. In October 2005, we issued $172.5 million in aggregate principal amount of Convertible Debentures, net of an original issue discount of $61.3 million. The Convertible Debentures bear interest at the annual rate of 3.9375%, with interest due on April 15 and October 15 of each year, and will mature on October 15, 2015, unless they are converted prior to that date. The Convertible Debentures are direct, unsecured and unsubordinated obligations and rank equal in priority with all unsecured and unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness. They do not contain any financial covenants.

Holders may convert the Convertible Debentures into cash and shares of our common stock, under certain circumstances described more fully in our most recent Form 10-K. As of July 1, 2014, the Convertible Debentures remained convertible by holders of the Convertible Debentures. This conversion right was triggered because the closing price per share of EnPro’s common stock exceeded $43.93, or 130% of the conversion price of $33.79, for at least twenty (20) trading days during the thirty (30) consecutive trading day period ending on June 30, 2014. The Convertible Debentures will be convertible until September 30, 2014, and may be convertible thereafter if one or more of the conversion conditions is satisfied during future measurement periods. Upon a conversion, we will be required to make a cash payment of up to $1,000 for each $1,000 in principal amount of the Convertible Debentures being converted, with the remaining conversion value of the Convertible Debentures, if any, being paid in shares of our common stock. Because the Convertible Debentures are currently convertible, the principal balance less the remaining unamortized debt discount was reflected in current maturities of long-term debt as of June 30, 2014. In addition, we classified the excess cash required to redeem the Convertible Debentures over their carrying value as temporary equity.

We used a portion of the net proceeds from the original sale of the Convertible Debentures to enter into call options, consisting of hedge and warrant transactions, which entitle us to purchase shares of our stock from a financial institution at $33.79 per share and entitle the financial institution to purchase shares of our stock from us at $46.78 per share.

Terence O’Brien

U.S. Securities and Exchange Commission

July 14, 2014

In March 2014, we entered into privately negotiated transactions with certain holders of approximately $56.1 million in aggregate principal amount of the Convertible Debentures to exchange them for an aggregate of approximately 1.7 million shares of EnPro’s common stock, plus cash payments of accrued and unpaid interest and for fractional shares. We recognized a $3.6 million pre-tax loss on the exchange ($2.3 million net of tax) which is included in other (non-operating) expense in the accompanying Consolidated Statement of Operations. There was also a $0.8 million additional tax benefit recorded directly to equity.

In June 2014, we entered into an additional privately negotiated transaction with certain holders of approximately $41.6 million in aggregate principal amount of the Convertible Debentures to exchange them for an aggregate of approximately 1.25 million shares of EnPro’s common stock, plus cash payments of accrued and unpaid interest and for fractional shares. We recognized a $2.4 million pre-tax loss on the exchange ($1.5 million net of tax) which is included in other (non-operating) expense in the accompanying Consolidated Statement of Operations. In addition, there was a $0.6 million tax benefit recorded directly to equity. The transaction reduces the aggregate principal amount of the Convertible Debentures outstanding at June 30, 2014 to approximately $74.8 million. None of the exchange transactions reduced the respective obligations under the hedge and warrant transactions entered into in connection with the original sale of the Convertible Debentures, which remain in force with respect to the original amount of the Convertible Debentures.

Our senior secured revolving credit facility limits borrowings under the facility to fund the payment of the principal amount of the Convertible Debentures upon conversion to the extent we would fail to maintain (i) pro forma average availability of at least $20 million or (ii) pro forma average availability of at least $17.5 million and a minimum pro forma fixed charge coverage ratio. After applying these limitations, at June 30, 2014, approximately $63 million was available for borrowing under the senior secured revolving credit facility to fund the payment of cash amounts upon the conversion of Convertible Debentures. Existing cash at June 30, 2014 from sources including repayment of intercompany loans or distributions of previously taxed income would have been available as a source of liquidity to fund the additional cash payment upon conversion of the remaining Convertible Debentures. Because the Convertible Debentures have consistently traded at prices in excess of their implied conversion value, we believe that the likelihood of conversion of the Convertible Debentures prior to maturity is remote.

*        *        *

Terence O’Brien

U.S. Securities and Exchange Commission

July 14, 2014

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (704) 731-1519.

Sincerely,

/s/ Robert S. McLean

Robert S. McLean
Vice President, General Counsel and Secretary